Management Report

Cusa Tea and Coffee
For the period ended December 31, 2022



Prepared on
March 14, 2023

Table of Contents

Profit and Loss

January - December 2022

	Total
INCOME	
40001 Gross Revenue	
40000 Sales	
40100 Distributor/Whole Sales	143,283.90
40200 DTC Sales	1,066,601.93
40300 Swag	4,972.86
Total 40000 Sales	**1,214,858.69**
42000 Shipping Income	
42200 DTC Shipping Income - Shopify	220,919.39
Total 42000 Shipping Income	**220,919.39**
Total 40001 Gross Revenue	**1,435,778.08**
46000 Discounts & Promotions	
46300 OI/MCB/Scan Discounts	-21,623.72
46900 DTC Discounts	-140,959.32
Total 46000 Discounts & Promotions	**-162,583.04**
47000 Returns	-14,653.75
Total Income	**1,258,541.29**
COST OF GOODS SOLD	
51000 Cost of Goods Sold	624,865.07
51100 Shipping & Freight	139,444.27
51101 Customs & Duties	62,682.65
51500 Production	200.00
51600 Inventory Shrinkage	41,884.68
Total 51000 Cost of Goods Sold	**869,076.67**
51400 Packaging	16,962.48
Total Cost of Goods Sold	**886,039.15**
GROSS PROFIT	**372,502.14**
EXPENSES	
61000 Employees Labor & Benefits	
61200 Marketing Payroll Expense	187,310.90
61210 Marketing Payroll Taxes	13,775.52
61300 Operations Payroll Expenses	70,857.77
61310 Operations Payroll Taxes	5,874.52
61400 G&A Payroll Expenses	135,000.00
61410 G&A Payroll Taxes	9,848.43
61700 Health Care Insurance	24,680.26
61800 Employee benefits	18,511.63
61900 Payroll Fees	947.00
61950 Employee Events	295.38
Total 61000 Employees Labor & Benefits	**467,101.41**
62000 Sales Expenses	
62009 Freight out	229,068.92

	Total
62200 Sales Travel Expense	1,846.77
62220 Sales Meals 50%	291.82
62230 Travel Meals	142.15
62500 Sales Commission	8,742.83
62600 Warehousing - Rent	26,181.75
Total 62000 Sales Expenses	**266,274.24**
63000 Marketing	
63100 Marketing - Tradeshow	16,419.93
63101 Advertising/Promotional	43,948.82
63103 Sales Samples	169,474.71
63110 Print Advertising	9,706.71
63120 Online Advertising	430,515.76
63130 Graphic Design	2,076.84
63140 Agencies	137,440.74
63200 Marketing Travel Expense	1,412.28
63210 Marketing Lodging	393.57
63215 Marketing Ground Transportation	122.97
63220 Marketing Meals	534.42
63500 Research and Development	327.60
Total 63000 Marketing	**812,374.35**
64220 Professional services	
64221 Legal Fees	-4,062.00
64222 Sales Development	379.00
64223 Accounting Expense	80,808.25
64224 Fundraising One Time Expenses	54,155.50
Total 64220 Professional services	**131,280.75**
65000 General & Administrative	
65120 Automobile Expense	1,295.61
65130 Bank Service Charges	1,454.59
65131 PayPal Fees	14,559.12
65132 QBO/WalMart Payment Fees	2,793.43
65133 Shopify Credit Card Fees	22,416.69
65140 Software	45,585.46
65145 Recruiting	109.87
65150 Licenses, Dues & Fees	554.77
65201 Rent	64,285.31
65210 Office Expense	306.32
65211 Insurance	13,352.93
65212 Amazon Fees	62,923.82
65213 Charitable Contributions	3,841.39
65230 Telephone & Internet	5,773.55
652520 Utilities	2,302.02
65500 Taxes Paid	30.00
Total 65000 General & Administrative	**241,584.88**

	Total
Total Expenses	**1,918,615.63**
NET OPERATING INCOME	-1,546,113.49
OTHER INCOME	
70001 Rental Income	21,515.50
70002 Debt forgiveness	1,000.00
Total Other Income	**22,515.50**
OTHER EXPENSES	
67000 Depreciation Expense	10,465.89
67100 Other Expense	-2,798.68
71000 Interest Expense	167,750.38
Total Other Expenses	**175,417.59**
NET OTHER INCOME	-152,902.09
NET INCOME	**$ -1,699,015.58**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 Chase Checking	83,418.11
10103 PayPal Account	1,217.42
10200 Savings	7.00
10300 Shopify In Transit	3,900.59
10400 Stripe In Transit	146.68
10500 Amazon In Transit	12,327.67
10600 Outdoorly In Transit	21.34
10700 Expert Voice In Transit	5,357.81
10800 Walmart In Transit	8.65
Total Bank Accounts	**106,405.27**
Accounts Receivable	
12000 Accounts Receivable (A/R)	20,597.64
12900 Allowance for Doubtful Accounts	-8,241.03
Total 12000 Accounts Receivable (A/R)	**12,356.61**
Total Accounts Receivable	**12,356.61**
Other Current Assets	
13000 Inventory Asset	207,602.68
13600 Inventory Freight In	31,140.40
Total 13000 Inventory Asset	**238,743.08**
13005 Consignment Inventory	17,035.41
13100 Prepaid Inventory	310,755.23
14500 Prepaid Expenses	21,813.55
14510 Deposits	6,500.00
Total Other Current Assets	**594,847.27**
Total Current Assets	**713,609.15**
Fixed Assets	
15000 Fixed Assets	
15001 Vehicles	57,495.29
15010 Leasehold Improvements	1,179.96
15020 Fixed Asset Office Equipment	9,220.85
15030 Fixed Asset Furniture	3,658.24
15200 Accumulated Depreciation	-52,407.94
Total 15000 Fixed Assets	**19,146.40**
Total Fixed Assets	**19,146.40**
TOTAL ASSETS	**$732,755.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	

	Total
Accounts Payable	
20000 Accounts Payable (A/P)	59,586.98
Total Accounts Payable	**59,586.98**
Credit Cards	
22000 Credit Cards	
22003 Capital One Cashback Card	101,796.65
Total 22000 Credit Cards	**101,796.65**
Total Credit Cards	**101,796.65**
Other Current Liabilities	
20200 Note Payable	97,458.12
20305 Kickfurther Payable	99,150.34
20350 Bridge Loan	400,000.00
20400 Royalty Payable	68,940.23
20500 Accrued Liabilities	23,167.16
20510 Deferred Revenue (Gift Cards)	850.92
21500 Sales Tax Payable	308.91
21725 Guideline 401(k) Liability	1,312.50
21900 Accrued Vacation & Sick Time	4,984.78
Total Other Current Liabilities	**696,172.96**
Total Current Liabilities	**857,556.59**
Long-Term Liabilities	
20310 SBA Loan	105,575.66
20320 Long-term debt	334,648.80
20505 Accrued Interest Payable	123,112.85
20520 Deposits from Rental Tenants	600.00
22100 Deferred Rent	3,971.33
24000 Convertible Debt due 2023	1,142,360.30
Total Long-Term Liabilities	**1,710,268.94**
Total Liabilities	**2,567,825.53**
Equity	
39000 Retained Earnings	-3,343,449.40
Additional Paid in Capital	1,256.00
Common Stock	1,000.00
Common Stock-APIC	51,600.00
Series A Preferred - APIC	2,013,379.00
Series A Preferred - Par	339.00
Series A-1 Preferred - Par	116.00
Series A-1 Preferred -APIC	506,528.00
Series A-2 Preferred - Par	174.00
Series A-2 Preferred -APIC	633,003.00
Net Income	-1,699,015.58
Total Equity	**-1,835,069.98**
TOTAL LIABILITIES AND EQUITY	**$732,755.55**